Exhibit 99.4

CONSENT OF INDEPENDENT ACCOUNTANTS

Minera Andes Inc.

Spokane, Washington

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-3 and S-8 (Registration Statement Nos. 333-77663, 333-34023 and 333-135634, respectively) of Minera Andes Inc., of our report dated March 26, 2008 relating to the consolidated financial statements and our audit report on the internal control over financial reporting of Minera Andes Inc. which appears in this Form 40-F.

(signed) BDO Dunwoody LLP

Chartered Accountants

Vancouver, British Columbia

March 26, 2008